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                               [CALENERGY LOGO]



                             FOR IMMEDIATE RELEASE

CONTACTS:
Patti J. McAtee                           Joele Frank
Director, Corporate Communications        Abernathy MacGregor Group
(402) 341-4500                            (212) 371-5999


               CALENERGY CALLS NYSEG PETITION A `DESPERATE ACT'

      New York, New York, August 7, 1997, CalEnergy Company, Inc. (NYSE, LSE and PSE symbol: CE) ("CalEnergy") today made the following statement in response to New York State Electric & Gas Corporation's ("NYSEG") (NYSE symbol: NGE) petition to the New York State Public Service Commission (PSC) regarding the CalEnergy acquisition of NYSEG shares in which NYSEG claims that CalEnergy is a New York utility:

      "This is utter nonsense. NYSEG management should stop playing games and wasting shareholder and ratepayer dollars. As NYSEG well knows, CalEnergy is not an electric or gas utility under New York law. This is just another desperate act by an entrenched management.

      "As we have repeatedly stated, and as NYSEG also knows, we intend to file an application with the PSC promptly to formally request their authorization to acquire control of NYSEG.

      "We welcome the opportunity to compare and contrast the NYSEG of today with the NYSEG/CalEnergy combination of tomorrow. We reiterate that the acquisition of the first 9.9% of NYSEG stock is not subject to regulatory approval. NYSEG is simply grasping at straws.

      "One can only wonder why NYSEG's management feels so free to continue spending shareholder and ratepayer dollars on disingenuous tactics such as these rather than sitting down to discuss our cash merger proposal.

      "Once again NYSEG's management is attempting to limit their shareholders' options. They are pleading for the PSC to protect their entrenched position by contorting the public utility laws. Their antics demonstrate contempt for both their shareholders and the regulatory process."



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      On July 18, 1997, CalEnergy's wholly owned subsidiary CE Electric (NY),
Inc. formally commenced a cash tender offer for 6,540,670 common shares of NYSEG at a price of $24.50 per share. The tender offer is scheduled to expire at 12:00 midnight, New York City time on Thursday, August 14, 1997, unless extended.

      CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.

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